ASSURANCE AND ADVISORY
BUSINESS SERVICES

RECEIVED
2004 SEP 20 A 10:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-3699

04036962

SUPPL

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

ERNST & YOUNG

Jlw 9/20

Güney Serbest Muhasebeci Mali Müşavirlik A.Ş.
An Affiliated Firm of Ernst & Young International

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Financial Statements
Together With
Report of Independent Auditors
June 30, 2004

TABLE OF CONTENTS

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Tofaş Türk Otomobil Fabrikası Anonim Şirketi:

We have reviewed the accompanying consolidated balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi (the Company - a Turkish corporation) and its subsidiary (collectively "the Group") as of June 30, 2004 and related consolidated income, changes in equity and cash flow statements for the interim period from January 1, 2004 to June 30, 2004, all expressed in equivalent purchasing power of Turkish lira as of June 30, 2004. These consolidated financial statements are responsibility of the Company's management. Our responsibility is to issue a limited review report on these consolidated financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion on the accompanying consolidated financial statements.

Based on our review, nothing come to our attention that causes us to believe that the accompanying consolidated financial statements as of and for the six months period ended June 30, 2004 referred to in the first paragraph above are not presented fairly, in accordance with International Financial Reporting Standards, issued by the International Accounting Standards Board.

As disclosed in Notes 1 and 21 to the accompanying consolidated financial statements, major portion of the Group's sales are conducted through its related parties.

The amounts translated into U.S. Dollars in the accompanying consolidated balance sheet and income statement are presented for information purposes only and have been computed on the basis set forth in Note 2 to the accompanying consolidated financial statements.

Ernst & Young

August 23, 2004
İstanbul,Turkey

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED BALANCE SHEETS
As of June 30, 2004
(Currency -- Billions of Turkish Lira in equivalent purchasing power at June 30, 2004)

		June 30, 2004		December 31, 2003
	Notes	USD'000 (See Note 2)	TL	TL
ASSETS				
Current assets				
Cash and cash equivalents	3	**176,561**	**262,354**	283,299
Trade receivables, net – third parties	5	**157,309**	**233,747**	143,783
– related parties	21	**233,610**	**347,124**	273,355
Investment securities	4	**32,625**	**48,478**	36,439
Short-term consumer financing loans	6	**475**	**706**	1.280
Inventories, net	7	**181,985**	**270,414**	143,976
Other current assets	8	**10,925**	**16,233**	1,517
Total current assets		**793,490**	**1,179,056**	883,649
Non-current assets				
Long-term consumer financing loans		**-**	**-**	12
Available for sale financial assets	9	**7,502**	**11,147**	11,147
Property, plant and equipment, net	10	**388,695**	**577,571**	641,086
Intangibles, net	11	**28,438**	**42,256**	48.848
Other non-current assets		**34**	**50**	70
Deferred tax asset	18	**98,523**	**146,397**	143.936
Total non-current assets		**523,192**	**777,421**	845.099
Total assets		**1,316,682**	**1,956,477**	1.728.748
LIABILITIES AND EQUITY				
Current liabilities				
Short-term bank borrowings, including current portion of long-term bank borrowings	13	**58,442**	**86,840**	92.257
Trade payables – third parties	14	**119,788**	**177,995**	129.206
– related parties	21	**300,565**	**446,613**	361.219
Taxes payable		**18,017**	**26,772**	19.720
Warranty provision	15	**24,525**	**36,442**	23.166
Accruals and other current liabilities	16	**48,270**	**71,733**	32.381
Total current liabilities		**569,607**	**846,395**	657.949
Non-current liabilities				
Long-term bank borrowings	13	**141,887**	**210,831**	247.646
Reserve for employment termination benefits	17	**22,686**	**33,709**	31.815
Other non-current liabilities		**-**	**-**	35
Total non-current liabilities		**164,573**	**244,540**	279.496
Shareholders' equity				
Paid-in share capital	19	**510,389**	**758,393**	758.393
Share premium		**427**	**635**	635
Cumulative gain on the hedging		**18,381**	**27,312**	17.064
Legal reserves and accumulated profits	20	**53,305**	**79,202**	15.211
Total shareholders' equity		**582,502**	**865,542**	791.303
Total liabilities and shareholders' equity		**1,316,682**	**1,956,477**	1.728.748

The accompanying policies and explanatory notes on pages 6 through 30 form an integral part of the consolidated financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED INCOME STATEMENT
For the six months period ended June 30, 2004
(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

	Notes	For the six months period ended June 30, 2004 USD'000 (See Note 2)	For the six months period ended June 30, 2004 TL	For the three months period ended June 30, 2004 TL	For the six months period ended June 30, 2003 TL	For the three months period ended June 30, 2003 TL
Net sales		**941,188**	**1,398,521**	830,011	1,014,272	526,384
Cost of sales	28	**(807,803)**	**(1,200,324)**	(698,807)	(957,685)	(498,050)
Gross Profit		**133,385**	**198,197**	131,204	56,587	28,334
Selling and marketing expenses	23	**(52,673)**	**(78,268)**	(48,417)	(51,526)	(33,066)
General and administrative expenses	24	**(26,871)**	**(39,928)**	(22,704)	(40,708)	(18,023)
Research and development expenses	25	**(4,339)**	**(6,448)**	(3,844)	(6,438)	(3,553)
Other operating income, net	26	**6,675**	**9,919**	3,207	12,357	4,749
Income / (Loss) from Operations		**56,177**	**83,472**	59,446	(29,728)	(21,559)
Financial income / (expense), net	29	**(9,337)**	**(13,874)**	(19,992)	(23,598)	13,065
Income/(Loss) Before Provision for Taxes, Monetary Gain / (Loss) and Minority Interest		**46,840**	**69,598**	39,454	(53,326)	(8,494)
Monetary gain / (loss)		**4,425**	**6,575**	12,554	10,240	(6,992)
Net Income /(Loss) Before Provision for Taxes and Minority Interest		**51,265**	**76,173**	52,008	(43,086)	(15,486)
Provision for taxes						
- Current	18	**(15,323)**	**(22,768)**	(9,763)	(3,428)	(1,273)
- Deferred	18	**7,126**	**10,586**	13,224	(1,738)	22,462
Minority interest		**-**	**-**	-	(724)	(761)
Net Income / (Loss)		**43,068**	**63,991**	55,469	(48,976)	4,942
Weighted average number (000's) of shares of TL 5,000 each		**90,000,000**	**90,000,000**	90,000,000	90,000,000	90,000,000
Basic earnings/(loss) per share-in full TL		**-**	**711**	616	(544)	55

The accompanying policies and explanatory notes on pages 6 through 30 form an integral part of the consolidated financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months period ended June 30, 2004
(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

	Paid-in share capital	Share premium	Cumulative gain / (loss) on the hedging	Legal reserves and accumulated profits / (deficit)	Total
Balance at December 31, 2002	758,393	635	(30,269)	8,367	737,126
Gain on the hedging	-	-	68,393	-	68,393
Net loss for the period	-	-	-	(48,976)	(48,976)
Balance at June 30, 2003	**758,393**	**635**	**38,124**	**(40,609)**	**756,543**
Balance at December 31, 2003	758,393	635	17,064	15,211	791,303
Gain on the hedging	-	-	10,248	-	10,248
Net income for the period	-	-	-	63,991	63,991
Balance at June 30, 2004	**758,393**	**635**	**27,312**	**79,202**	**865,542**

The accompanying policies and explanatory notes on pages 6 through 30 form an integral part of the consolidated financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED CASH FLOW STATEMENT

For the six months period ended June 30, 2004

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

	June 30, 2004	June 30, 2003
Cash flows from operating activities		
Net loss before monetary gain, provision for taxes and minority interest	**69,598**	(53,326)
Adjustments for-		
Depreciation and amortization	**82,552**	91,918
Provision for employment termination benefits	**4,251**	5,428
Decrease in deferred income	**-**	(714)
Interest expense accrual	**7,027**	6,616
Warranty provision	**22,091**	6,087
Loss on sale of fixed assets	**4**	67
Operating income before working capital changes	**185,523**	56,076
Net working capital changes in-		
Trade receivables	**(197,719)**	(3,735)
Other current assets	**(15,039)**	(634)
Inventories	**(126,438)**	(54,293)
Consumer financing loans	**496**	18,092
Other non-current assets	**15**	1,277
Trade payables	**173,323**	2,031
Accruals and other current liabilities	**42,363**	13,993
Taxes payable	**(14,438)**	(1,220)
Other non-current liabilities	**(34)**	(87)
Interest paid	**(7,345)**	(9,434)
Employment termination benefits paid	**(574)**	(954)
Warranty expense paid	**(6,887)**	(5,510)
Net cash provided by operating activities	**33,246**	15,602
Cash flows from investing activities		
Investment securities	**(14,976)**	(10,372)
Purchase of property, plant, equipment and intangibles	**(12,500)**	(11,854)
Proceeds from sale of property, plant, equipment	**51**	301
Net cash used in investing activities	**(27,425)**	(21,925)
Cash flows from financing activities		
Proceeds from bank borrowings	**29,943**	22,939
Repayment of bank borrowings	**(46,623)**	(34,777)
Net cash used in financing activities	**(16,680)**	(11,838)
Net effect of monetary loss on cash and cash equivalents	**(10,086)**	(21,227)
Net change in cash and cash equivalents	**(20,945)**	(39,388)
Cash and cash equivalents at the beginning of the year	**283,299**	175,254
Cash and cash equivalents at the end of the year	**262,354**	135,866

The accompanying policies and explanatory notes on pages 6 through 30 form an integral part of the consolidated financial statements.

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company - Tofaş") was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars at its plant near Bursa under licenses from Fiat Auto S.p.A. ("Fiat"). The Company also manufactures various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4, 5 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa.

The Company has been registered with the Turkish Capital Market Board ("CMB") and quoted on the İstanbul Stock Exchange (ISE) since 1991.

The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any cars other than Fiat cars. Furthermore, in 2000, the Company has signed a manufacturing agreement with Fiat for the production of Doblo model light commercial vehicles in Turkey.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding or Fiat, who are the main shareholders of the Company.

The consolidated financial statements of the Company include the financial statements of Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK), which is the wholly owned and controlled subsidiary of the Company. For the purpose of the consolidated financial statements, the Company and its consolidated Subsidiary are referred to as "the Group".

The consolidated financial statements were authorized for issue on August 3, 2004 by the management of the Group. The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared based on the historical cost convention.

The Company and its subsidiary maintain their books of account and prepare their statutory financial statements in accordance with the regulations on accounting and reporting framework and accounting standards promulgated by the Turkish Capital Market Board (CMB), Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The consolidated financial statements are based on the individually kept statutory records, which are maintained under the historical cost convention, with adjustments and reclassifications mainly related to the restatement for changes in the general purchasing power of the Turkish lira, accounting for deferred taxation, employee termination benefits and cash flow hedges, for the purpose of fair presentation in accordance with IFRS. Effective from 2003 year-end reporting, the Group is filing its IFRS financial statements with the CMB and ISE.

The Company has made certain reclassifications in the consolidated financial statements as of December 31, 2003 and June 30, 2003, to be consistent with the current year presentation.

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement Currency and Reporting Currency

Measurement currency of the Group is Turkish Lira (TL). The restatement for the changes in the general purchasing power of TL as of June 30, 2004 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three year inflation rate approaching or exceeding 100%. As of June 30, 2004, the three year cumulative inflation rate has been 110% based on the Turkish countrywide wholesale price index published by the State Institute of Statistics.

Such index and conversion factors as of June 30, 2004 are given below:

Dates	Indices	Conversion Factors
June 30, 2002	5,572.0	1.433
December 31, 2002	6,478.8	1.232
June 30, 2003	7,222.2	1.105
December 31, 2003	7,382.1	1.081
June 30, 2004	7,982.7	1.000

The main guidelines for the above-mentioned restatement are as follows:

- The financial statements of prior year, including monetary assets and liabilities reported therein, which were previously reported in terms of the measuring unit current at the end of that year are restated in their entirety to the measuring unit current at June 30, 2004.

- Monetary assets and liabilities reported in the consolidated balance sheet as of June 30, 2004 are not restated because they are already expressed in terms of the monetary unit current at that balance sheet date.

- The inflation adjusted share capital was derived by indexing cash contributions, transfers from statutory retained earnings and income from sale of investments and property, transferred to share capital from the date they were contributed.

- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of equity (except for the statutory revaluation adjustment which is eliminated) are restated by applying the relevant conversion factors.

- The effect of general inflation on the net monetary position is included in the income statement as monetary gain/(loss).

- All items in the income statement are restated by applying appropriate average conversion factors with the exception of depreciation, amortisation, gain or loss on disposal of non-monetary assets.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

U.S. Dollar Translation

U.S. dollar (USD) amounts shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Turkish lira (TL), as a matter of arithmetic computation only, at the official TL exchange rate for purchases of USD announced by the Central Bank of the Republic of Turkey on June 30, 2004 which was TL 1,485,911(full) = USD1.00. Such translation should not be construed as a representation that the TL amounts have been or could be converted into USD at this or any other rate.

Basis of Consolidation

In 2002, the Company has acquired 51% of total shares of KFK from Fiat Group, nominal value of which were TL 15,300 billion, at a price of USD 51. On July 31, 2002 the Company has transferred TL15,000 billion (in historical terms) to cover the accumulated deficit of KFK. In 2003, the Company has acquired the remaining 49% of total shares of KFK at a price of USD 49. The major activity of KFK is to provide consumer finance services to the customers purchasing vehicles produced or imported by the Company.

The purchase method of accounting is used for acquired business. During the consolidation of the subsidiary, the equity and net income attributable to minority shareholders' interests are shown separately in the balance sheet and income statement. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Going Concern

The consolidated financial statements are prepared in accordance with the going concern principles. In March 2001, KFK had ceased organizing consumer-financing campaigns due to the volatility in the Turkish finance sector and has not yet begun organizing consumer-financing campaigns. As at June 30, 2004, KFK has an accumulated deficit of TL 71,425 billion in its individual financial statements. Such deficit has resulted primarily from operating expenses related to the service provided by KFK, from the provision for loan losses and from foreign exchange losses. Due to this fact, the Group has fully provided for the carrying value of the goodwill at June 30, 2004, on the grounds that the goodwill is impaired.

Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amonuts of cash with original maturity of three months or less and that are subject to an insignificant risk of change in value.

Trade Receivables

Trade receivables are recognised at original invoice amount and carried at amortized cost less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Securities

Investment securities are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. Such investments which are intended to be held-to-maturity, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. Gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Inventories

Inventories are valued at the lower of cost restated to the equivalent purchasing power at the balance sheet date or net realizable value after provision for obsolete items.

Costs incurred in bringing each product to its present location and condition are accounted for as follows :

Raw materials - purchase cost on a monthly moving average basis;

Finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly moving average basis;

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties; and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period in the costs incurred.

Depreciation is computed on a straight-line basis over the following estimated useful lives :

	Years
Buildings	25
Land improvements	33
Leasehold improvements	30
Machinery and equipment	10 – 12
Moulds and models	6 – 8
Furniture and fixtures	6 – 8
Motor vehicles	4 – 5

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

Intangible assets acquired separately from a business are capitalised at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

License Fees

License fees paid to Fiat for a specific product are recognized in accordance with the substance of the agreements and expensed over the duration of the agreements.

Research and Development (R&D) Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated;and
- Adequate technical, financial and other resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met. Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist.

Available For Sale Financial Assets

The financial assets which are not originated by the enterprise, not held for trading and which do not have a known maturitiy are classified as available for sale. The available for sale financial assets, fair values which can reliably be estimated are reflected at their fair values. If the fair values can not be estimated reliably, such assets are measued at cost, after deduction for impairment. As of June 30, 2004, the equity investment is valued at cost restated to the equivalent purchasing power at June 30, 2004, since such investment does not have a quoted market price.

Bank Borrowings

All borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, borrowings, are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in net profit or loss when the liabilities are derecognised, as well as through the amortisation process.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing Costs

Borrowing costs are expensed as incurred.

Reserve for Employee Termination Benefits

Employee termination benefits, as required by the Turkish Law, are recognised in the consolidated financial statements as they are earned. The total provision presents the present value of the future probable obligation of the Group arising from the retirement or termination of the employment of its employees other than misconduct.

Provisions

A provision is recognised when, and only when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Warranty

The Group provides first maintenance service free of charge for the vehicles sold and also provides service free of charge during the first two-year period following the date of sale. Export sales of the Group are not under a warranty commitment.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Foreign Currency Transactions and Translation

Income and expenses arising in foreign currencies (any currency other than Turkish lira) during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as an highly effective cash-flow hedge are recognized directly in in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the cash flow hedge results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed of forecasted transaction occurs. When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

Originated Loans (Consumer Financing Loans) and Provision for Loan Impairment

Consumer financing loans originated by the Subsidiary are carried at amortized cost. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful.

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The movement in provision is charged against the income for the period. When a loan is deemed uncollectible, it is written off against the related provision for impairment. The loan is written off after all necessary legal proceedings have been completed and the amount of the loan loss is finally determined. Subsequent recoveries are credited to the income statement if previously written off.

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method based on the actual purchase price. Interest income is suspended when loans become doubtful collection or when the borrower defaults.

Earnings / Loss per Share

Earnings / loss per share disclosed in the income statement are determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares (Bonus Shares) to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the earnings per share (EPS) calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Company, are regarded similarly. Accordingly the weighted average number of shares used in EPS calculation is derived by giving retroactive effect to the issue of such shares without consideration through June 30, 2004.

Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

3. CASH AND CASH EQUIVALENTS

	June 30, 2004	December 31, 2003
Cash on hand	**49**	42
Cash at banks		
- Time deposits	**237,226**	260,754
- Demand deposits	**25,279**	22,540
Payment orders	**(202)**	(38)
Other cash equivalents	**2**	1
Total cash and cash equivalents	**262,354**	283,299

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

3. CASH AND CASH EQUIVALENTS (continued)

The breakdown of time deposits are as follows;

	June 30, 2004		December 31, 2003	
	Amount (TL Equivalent)	**Effective interest rate per annum**	Amount (TL Equivalent)	Effective interest rate per annum
Time Deposits				
Denominated in TL	**124,181**	**18%-26%**	197,184	26%-29%
Denominated in USD	**12,270**	**2.75%-2.85%**	740	2.25%
Denominated in EUR	**100,775**	**2.25%-2.85%**	62,830	2.25% - 2.75%
Total	**237,226**		260,754	

As of June 30, 2004 the maturities of time deposits are less than one month (December 31, 2003-less than two months).

4. INVESTMENT SECURITIES

As of June 30, 2004, investment securities amounting to TL 48,478 billion (December 31, 2003-TL 36,439 billion), comprised Turkish Government Bonds with maturities between August 11, 2004 and October 22, 2004 (2003-January 28, 2004 and August 18, 2004). The interest rates of such securites are between 23% and 25% (2003- 25% and 44%) per annum. As of June 30, 2004 the market value of such securities is TL 48,540 billion (December 31, 2003 – TL 36,798 billion).

5. TRADE RECEIVABLES, net

As of June 30, 2004 and December 31, 2003, trade receivables related to sales to third parties are as follows:

	June 30, 2004	December 31, 2003
Receivables related to sales to third parties	**233,835**	144,618
Less: Unearned interest	**(88)**	(835)
Total trade receivables – third parties	**233,747**	143,783

6. SHORT-TERM CONSUMER FINANCING LOANS

	June 30, 2004	December 31, 2003
Turkish Lira loans	**70**	455
Foreign currency indexed loans	**2**	8
Non-performing loans	**3,059**	3,615
Total	**3,131**	4,078
Provision for loan impairment	**(2,425)**	(2,798)
Total short-term consumer financing loans	**706**	1,280

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

6. SHORT-TERM CONSUMER FINANCING LOANS (continued)

As of June 30, 2004, TL loans originated by the Company bear average interest rates ranging between 2.35% and 5.91% per month (December 31, 2003 – 2.35%-5.91%). The interest rates for foreign currency indexed loans were between 1.3%-2%. (December 31, 2003 – 1.3%-2%).

7. INVENTORIES, net

	June 30, 2004	December 31, 2003
Raw materials, net of reserve for obsolescense of TL 488 (2003 – TL 310)	**74,354**	32,569
Work-in-process	**30,485**	33,297
Finished goods, net of reserve for obsolescense of TL 490 (2003 – TL 694)	**47,365**	19,784
Spares and supplies	**20,360**	16,741
Merchandises (imported vehicles)	**49,901**	12,639
Goods-in-transit	**1,945**	555
Advances given	**46,004**	28,391
Total inventories	**270,414**	143,976

8. OTHER CURRENT ASSETS

	June 30, 2004	December 31, 2003
Value added tax receivable	**11,352**	-
Prepaid expenses	**1,305**	406
Accrued income	**897**	706
Others	**2,679**	405
Total other current assets	**16,233**	1,517

9. AVAILABLE FOR SALE FINANCIAL ASSETS

As of June 30, 2004, the available for sale financial asset of the Group comprised the following:

	Shareholding Interest %	TL
Entek Elektrik Üretimi A.Ş.	**14.00**	**11,147**
Total		**11,147**

rrency – Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

PROPERTY, PLANT AND EQUIPMENT (PP&E), net

	Land, Land Improvements and Buildings	Leasehold Improvements	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Advances and Construction in Progress	**Total**
December 31, 2003, net of accumulated depreciation	99,765	3,729	220,248	275,084	31,543	7,479	3,238	**641,086**
ditions	-	-	-	-	53	392	11,824	**12,269**
;posals	-	-	-	-	-	(117)	-	**(117)**
preciation charge for the period	(2,933)	(75)	(24,731)	(41,270)	(5,204)	(1,516)	-	**(75,729)**
cumulated depreciation of disposals	-	-	-	-	-	62	-	**62**
June 30, 2004, net of accumulated depreciation	**96,832**	**3,654**	**195,517**	**233,814**	**26,392**	**6,300**	**15,062**	**577,571**
: June 30, 2004								
)st	253,669	3,858	880,110	926,216	176,338	26,979	15,062	**2,282,232**
:cumulated depreciation	(156,837)	(204)	(684,593)	(692,402)	(149,946)	(20,679)	-	**(1,704,661)**
:t carrying amount at June 30, 2004	**96,832**	**3,654**	**195,517**	**233,814**	**26,392**	**6,300**	**15,062**	**577,571**

he cost of fully depreciated property and equipment still in use amounts to TL 815,671 billion (December 31, 2003 – TL 751,572 billion).

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

11. INTANGIBLES, net

	Licence Fee and R&D	Others	**Total**
At December 31, 2003, net of accumulated depreciation	46,983	1,865	48,848
Additions	-	231	231
Depreciation charge for the period	(6,216)	(607)	(6,823)
At June 30, 2004, net of accumulated depreciation	**40,767**	**1,489**	**42,256**
At June 30, 2004			
Cost	134,867	14,387	149,254
Accumulated depreciation	(94,100)	(12,898)	(106,998)
Net carrying amount at June 30, 2004	**40,767**	**1,489**	**42,256**

The Company has fully provided a reserve for impairment in the carrying value of goodwill arising from the acquisation of KFK amounting to TL 3,881 billion at June 30 , 2004 (December 31, 2003 – TL 3,881 billion).

12. INVESTMENT ENCOURAGEMENT CERTIFICATES

The Group has obtained investment encouragement certificates from State Planning Organization in connection with certain major capital expenditures, which entitle the Group to:

i) 100% exemption from customs duty on machinery and equipment to be imported;

ii) Investment allowances of 200%,100% and 40% on the capital expenditures

iii) Incentive premiums of VAT+10% on the cost of eligible local capital expenditures; and

iv) Resource Utilization Support Premium ("RUSP"), an investment grant between 40% and 25% on a portion of the total approved capital expenditures.

The investment allowance indicated in (ii) above, is deductible from current or future taxable profit but subject to income tax, at a rate of 19.8 % (for the allowance of 40% - no taxation).

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

13. BANK BORROWINGS

	June 30, 2004		December 31, 2003	
	Amount (TL Equivalent)	Effective interest rate per annum	Amount (TL Equivalent)	Effective interest rate per annum
Short-term bank borrowings				
Short-term bank borrowings – TL	29,530	15%-20%	31,944	18%-30%
Accrued interest	1,342		1,473	
Total	30,872		33,417	
Current portion of long term bank borrowings				
Current portion of long term bank borrowings – EUR	52,695	3.01%	55,015	3.05%
Current portion of long term bank borrowings – TL	51		26	
Accrued interest	3,222		3,799	
Total	55,968		58,840	
Total short-term bank borrowings including current-portion of long-term bank borrowings	86,840		92,257	

	June 30, 2004		December 31, 2003	
	Amount (TL Equivalent)	Effective interest rate per annum	Amount (TL Equivalent)	Effective interest rate per annum
Long-term bank borrowings				
Long-term bank borrowings – EUR	210,780	3.01%	247,567	3.05%
Long-term bank borrowings – TL	51		79	-
Total	210,831		247,646	

The repayment schedule of the long-term bank borrowings as of June 30, 2004 is as follows :

Years	
2005	26,348
2006	52,695
2007	52,695
2008	52,695
2009	26,347
Total	**210,780**

The Group has obtained the long-term loan from ABN Amro Bank B.V. amounting to Euro 145,819 thousand (2003- Euro 160,400 thousand) in order to finance its investment to manufacture Doblo light commercial vehicles. According to the manufacturing agreement signed between Fiat (the customer of the majority of Doblo production) and the Group, the repayment obligations related to such loan is guaranteed by Fiat through future purchases of Doblo until the end of 2008. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat.

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

14. TRADE PAYABLES, net

	June 30, 2004	December 31, 2003
Accounts payable	**178,567**	129,627
Less : Unearned interest	**(572)**	(421)
Total trade and other payables	**177,995**	129,206

15. WARRANTY PROVISIONS

The movement of warranty provisions in June 30, 2004 is as follows;

Balances at January 1, 2004	Monetary Gain	Utilized in 2004	Amount Reversed as income in 2004	Net provision for 2004	**Balances at June 30, 2004**
23,166	(1,928)	(6,887)	-	22,091	**36,442**

16. ACCRUALS AND OTHER CURRENT LIABILITIES

	June 30, 2004	December 31, 2003
Accrued sales discounts	**29,782**	987
Accrued other expenses	**14,758**	7,023
Accrual for royalty	**11,173**	11,685
Advances taken	**2,978**	6,016
VAT payable	**24**	26
Others	**13,018**	6,644
Total accruals and other current liabilities	**71,733**	32,381

17. RESERVE FOR EMPLOYMENT TERMINATION BENEFITS

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. In Turkey, such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical TL 1,485 million and TL 1,390 million at June 30, 2004 and December 31, 2003, respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. The ceiling for retirement pay liability has been raised to 1,575 million TL/year as of July 1, 2004.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

17. RESERVE FOR EMPLOYMENT TERMINATION BENEFITS (continued)

The principal actuarial assumptions used at the balance sheet dates are as follows:

	2004	2003
Discount rate (per annum)	**6%**	6%

Movements in reserve for employment termination benefits during the six months period ending June 30, 2004 is as follows:

	June 30, 2004
January 1, 2004	31,815
Charge for the period	4,251
Payments	(574)
Monetary gain	(1,783)
June 30, 2004	**33,709**

18. TAXATION

Current Taxes

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in Turkish Republic. Tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid in one installment until the end of the fourth month (2002- 3 installments). Tax returns are filed individually by the corporations as there is no consolidated tax return in Turkey.

The effective corporation tax rate is 30% for 2003 earnings. Only for the year 2004 the corporation tax will be calculated at 33% and afterwards it will be 30%.

Effective from April 24, 2003, income from 2002 and prior years will not be subject to withholding taxes if it is undistributed, is transferred to share capital or is distributed to resident tax-paying corporations. Where profits are distributed to resident taxpaying real persons, to those who are exempt from income and corporate tax, to those who are not income or corporation tax payers, to non-resident corporations, to non-resident real persons and to those who are exempt from income tax, a 10% withholding tax is applied. However profit distributions up to December 31, 2003 shall be subject to an effective tax rate of 11% due the continuation of the fund levy until that date. On the other hand, profit distributions on income from 2002 and prior years which had been exempt from corporation tax and income which had been subject to 19.8% withholding tax due to investment incentive certificates obtained based on applications made prior to April 24, 2003 will not be subject to withholding tax.

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

18. TAXATION (continued)

Investment deductions made as a result of owning investment incentive certificates for which application was made prior to April 24, 2003, and unused investment deductions carried forward from previous periods due to insufficient taxable profits, will be subject to a 19.8% withholding tax.

The tax legislation provides for a temporary tax of 30% to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final tax liability for the year. However, the temporary taxes for the year 2004 will be calculated and paid at the rate of 33%.

In 2003 and prior years corporation tax is computed on the statutory income tax base determined in accordance with the Procedural Tax Code without any adjustment for inflation accounting. Effective January 1, 2004, taxable income will be derived from the financial statements, which are adjusted for inflation adjustment. Accumulated earnings arising from the first application of inflation accounting on December 31,2003 balance sheet will not be subject to corporation tax, and similarly accumulated deficits arising from such application will not be deductable for tax purposes. Moreover, accumulated tax loss carryforwards related with 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years. The Company has adjusted its statutory accounts at June 30, 2004 considering the requirements of the new tax law and has reflected the tax change accordingly in the accompanying financial statements.

Tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. As of June 30, 2004 the accumulated statutory tax loss carry forward of the Subsidiary amounted to TL 28,198 billion (December 31, 2003-27,634 billion in historical terms). The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

As of June 30, 2004, the Group has TL 1,137,241 billion (in historical terms, 2003 – TL 1,171,638 billion) of unused investment allowances that will be used in future years. Such investment allowances can be carried by the Group indefinitely.

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of June 30, 2004 and 2003 are as follows :

	June 30, 2004	June 30,2003
Net income/(loss) before provision for taxes and minority interest	**76,173**	(43,086)
Income tax credit at 33% (2003 – 30%)	**(25,137)**	12,926
Effect of investment allowances	**8,220**	20,113
Effect of gain on the hedging accounted under equity	**(2,660)**	(14,921)
Effect of restatement of non-monetary items in accordance with IAS 29	**7,632**	(24,233)
Impact of deferred tax asset of KFK which is not recognised	**(237)**	949
Tax charge	**(12,182)**	**(5,166)**

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

18. TAXATION (continued)

Deferred Taxes

The breakdown of temporary differences and the resulting deferred tax assets of Tofaş (excluding the Subsidiary with no deferred tax asset or liability) as of June 30, 2004 and December 31, 2003, using the expected future tax rates (effective rates), were as follows :

	Cumulative temporary differences (historical)		Deferred tax assets/ (liabilities) (historical)	
	June 30, 2004	December 31, 2003	**June 30, 2004**	December 31, 2003
Warranty provision	**(36,442)**	(21,430)	**12,026**	7,072
Employment termination benefits reserve	**(33,669)**	(29,417)	**10,101**	8,825
Effect of depreciable property, plant and equipment and intangibles	**(9,699)**	28,880	**2,910**	(8,663)
Cumulative gain on the hedging	**(21,009)**	(12,142)	**6,303**	3,643
Others	**2,850**	(1,155)	**(941)**	380
Investment allowances carried forward	**(1,137,241)**	(1,171,638)	**115,998**	121,894
Total			**146,397**	133,151
Restated in equivalent purchasing power at June 30, 2004			**146,397**	143,936

The deferred tax charge related to cumulative gain/loss on the hedging amounting to TL 6,303 billion was accounted under equity.

The movement of deferred tax account of Tofaş during the six months period ending June 30, 2004 is as follows:

	June 30, 2004
Deferred tax asset at January 1, 2004	**143,936**
Deferred tax charge for the period	**10,586**
Amount accounted under equity	**2,660**
Monetary loss	**(10,785)**
Deferred tax assets at June 30, 2004	**146,397**

At June 30, 2004 and December 31, 2003, the temporary differences, for which KFK did not recognized the deferred tax assets amounts to, TL 28,437 and TL 27,648, respectively (historical).

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

19. PAID - IN SHARE CAPITAL

At June 30, 2004, the Group's historical authorized and paid-in share capital is TL 450,000 billion (December 31, 2003-450,000), the breakdown of which is as follows:

		June 30, 2004		December 31, 2003	
	Share Group	Amount (Historical TL)	(%)	Amount (Historical TL)	(%)
Fiat Auto S.p.A.	D	170,352	37,86	170,352	37.86
Koç Holding A.Ş.	A	169,144	37,59	169,144	37,59
Koç Holding Companies and family	A	1,208	0,27	1,208	0.27
Others, including publicly issued shares	E	109,296	24,28	109.296	24.28
Total paid-in share capital		**450,000**	100.00	450,000	100.00

The shareholders holding A and D group shares have the priviledge to choose the members for Board of Directors and Board of Auditors and also have the priviledge of using preemption rights in buying each other's shares. The Group's Articles of Association requires a 75% majority vote of outstanding share for the passing of General Assembly resolutions.

As of June 30, 2004, the total effect of restatement of cash contributions in the paid in share capital amounted to TL 308,393 billion.

20. LEGAL RESERVES

As of June 30, 2004 and December 31, 2003 the statutory retained earnings per historical financial statements of Tofaş comprise share premiums, legal reserves and a general reserve (including current period result) amounting to TL 31 billion, TL 2,879 billion and TL 43,091 billion, respectively.

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Company's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital.

Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

Per Turkish Commercial Code, the statutory accumulated profits and statutory current year profit are available for distribution subject to the reserve requirements referred to above. However, Communique XI-25 "Communique related with Accounting Standards on Capital Market" issued by the Capital Market Board on November 15, 2003 stipulates that beginning from 2003 income, profit distributions will be based on net income reflected in the financial statements prepared in accordance with International Financial Reporting Standards.

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

21. RELATED PARTY BALANCES AND TRANSACTIONS

For the purpose of the consolidated financial statements, Fiat Group, Koç Holding and the companies identified by the Group and/or Fiat Group or Koç Holding as being controlled by/affiliated with them are considered and referred to as related parties. Related parties also include individuals that are principal owners, management and members of the Group's Board of Directors and members of their families.The Group enters into transactions with related parties in the normal course of business on an arm's-length basis.

The major balances with related companies at June 30, 2004 and December 31, 2003 and a summary of the major transactions with related companies for the years then ended are shown below :

Included in trade receivables from related parties	June 30, 2004	December 31, 2003
Fiat	260,514	196,478
Koç Group dealers	85,684	70,102
Others	1,024	8,360
	347,222	274,940
Less: Unearned interest	(98)	(1,585)
Total trade receivables from related parties, net	347,124	273,355

Included in trade payables to related parties	June 30,2004	December 31, 2003
Fiat	432,789	335,106
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako)	9,858	7,959
Comau S.p.A.	112	117
Others	5,625	19,211
	448,384	362,393
Less: Unearned interest	(1,771)	(1,174)
Total trade payables to related parties, net	446,613	361,219

Included in accruals and other current liabilities	June 30, 2004	December 31, 2003
Fiat	17,357	19,737
Comau S.p.A.	-	1,039
Others	1,004	942
Total	18,361	21,718

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

21. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Sales

Major net sales to related companies, during the six months periods ended June 30, 2004 and 2003, are as follows :

	June 30, 2004	June 30, 2003
Fiat	**578,974**	675,091
Koç Group dealers	**239,084**	132,587
Other	**5,532**	4,172
Total	**823,590**	811,850

Purchases

Major material, fixed assets and service purchases from related companies, during the six months period ended 2004 and 2003, are as follows :

Domestic Purchases	June 30, 2004	June 30, 2003
Powertrain Mak. San. Ve Tic. Ltd Şti.	**30,434**	31,511
Matay *	-	10,392
Mako	**28,352**	23,449
Entek Elektrik Üretimi A.Ş.	**6,038**	6,729
Döktaş Dökümcülük San. ve Tic. A.Ş.	**2,330**	3,520
Ram Sigorta Aracılık A.Ş.	**2,768**	3,455
Other	**13,975**	7,808
Total	**83,897**	86,864

* As of March 21, 2003, Matay Otomotiv Yan Sanayi A.Ş. is not a Koç Group Company anymore.

	June 30, 2004		June 30, 2003	
Foreign purchases	Materials and Services	Fixed Assets	Materials and Services	Fixed Assets
Fiat	**666,656**	-	415,518	-
Kofisa S.A.	**1,624**	-	1,573	-
Other	**3,491**	-	376	128
Total	**671,771**	-	417,467	128

Interest and other income from related parties, during the six months period ended June 30, 2004 amounted to TL 23,276 billion (June 30, 2003-TL 8,657 billion)

Interest and other charges from related parties, during the six months period ended June 30, 2004 amounted to TL 99 billion (June 30, 2003-TL 1,287 billion)

During the six months period ended June 30, 2004 total research and development expense, technical assistance and service fee charges by the Group to Fiat amounted to TL3,588 billion (June 30, 2003 – TL3,303 billion).

Salaries and similar benefits paid to the top management (14 people-including the members of the Board of Directors-June 30, 2003-21 people), amounted to TL1,828 billion (June 30, 2003 – TL1,740 billion).

22. FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Polices

The Group's principal financial instruments, comprise cash and short-term deposits, consumer financing loans, investment securities, investments and bank borrowings. The main purpose of these financial instruments is to raise finance and invest for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are foreign currency risk and credit risk and liquidity risk. The management reviews and agrees policies for managing each of these risks which are summarised below. The Group monitors the market price risk arising from all financial instruments.

Credit Risk

The Group trades with only with recognised, creditworthy third parties. It is the Group policy that all customers who wish to trade on credit terms are subject to credit screening procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Group, comprising cash and cash equivalents and other financial assets, the Group's exposure to credit risk arises from default of the other party, with a maximum exposure equal to the carrying amount of these instruments.

There are no significant concentrations of credit risk within the Group, other than the transactions disclosed with the related parties.

Liquidity Risk

The ability to fund the Group's existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Interest Rates Risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Currency risk

The Group is exposed to the foreign exchange risk through the impact of rate changes at the translation of foreign currency denominated liabilities to Turkish lira. Other than the fully hedged currency risk related to the Euro loans related to Doblo investment, the currency risks are monitored and limited by the analysis of foreign currency position.

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

22. FINANCIAL INSTRUMENTS (continued)

Fair Value of Financial Assets and Liabilities

Fair value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value:

Financial Assets

Monetary assets for which fair value approximates carrying value:

The fair values of certain financial assets carried at cost, including cash and due from banks and other financial assets are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses.

Balances denominated in foreign currencies are translated at year-end exchange rates.

Financial Liabilities

Monetary liabilities for which fair value approximates carrying value:

The fair values of accounts payable, short-term bank borrowings and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature.

The fair values of long term bank borrowings are estimated to approximate its carrying value since it is primarily denominated in foreign currencies and are revalued at year-end exchange rates and a substantial portion of them carry variable interest rates.

23. SELLING AND MARKETING EXPENSES

	June 30, 2004	June 30, 2003
Warranty expenses	**22,091**	8,822
Royalty expense	**11,329**	3,696
Transportation insurance expense	**11,244**	5,215
Payroll expenses	**9,745**	8,847
Advertisement expenses	**8,871**	8,082
Packaging expenses	**3,246**	5,449
Sponsorship expenses	**1,071**	-
Others	**10,671**	11,415
Total selling and marketing expenses	**78,268**	51,526

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

24. GENERAL AND ADMINISTRATIVE EXPENSES

	June 30, 2004	June 30, 2003
Payroll expenses	**12,007**	9,065
Depreciation expense	**9,735**	9,664
Cost of maintenance, repair and energy expenses	**1,411**	1,408
Other administrative expenses	**16,775**	20,571
Total general and administrative expenses	**39,928**	40,708

25. RESEARCH AND DEVELOPMENT EXPENSES

	June 30, 2004	June 30, 2003
Personnel expenses	**3,666**	3,059
Depreciation expenses	**843**	970
Material expenses	**439**	635
Other	**1,500**	1,774
Total research and development expenses	**6,448**	6,438

26. OTHER OPERATING INCOME, net

	June 30, 2004	June 30, 2003
Other operating income		
Income from technical assistance charges	**2,041**	3,303
Dividend income	**2,009**	-
Research and development incentive premiums	**16**	2,054
Rent income	**677**	950
Other	**5,334**	7,752
Total other operating income	**10,077**	14,059
Other operating expenses		
Other expenses	**(158)**	(1,702)
Total other operating expenses	**(158)**	(1,702)
Other operating income, net	**9,919**	12,357

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2004 unless otherwise indicated)

27. AVERAGE NUMBER OF PERSONNEL AND PAYROLL EXPENSES

	June 30, 2004	June 30, 2003
Wages and salaries	**77,296**	62,244
Labor expenses charged by subcontractors	**18,818**	17,333
Other social expenses	**4,953**	5,103
Total personnel expenses	**101,067**	84,680
Average number of employees		
Blue Collar	**3,540**	3,320
White Collar	**859**	853
Total number of employees	**4,399**	4,173

28. DEPRECIATION AND AMORTIZATION EXPENSES

	June 30, 2004	June 30, 2003
Cost of production	**71,974**	81,284
General and administrative expenses	**9,735**	9,664
Research and development expenses	**843**	970
Total depreciation and amortization expenses	**82,552**	91,918

29. FINANCIAL EXPENSES, net

	June 30, 2004	June 30, 2003
Financial income		
Interest income	**42,994**	14,883
Foreign exchange gain	**2,490**	44,269
Commission income	**218**	650
Total financial income	**45,702**	59,802
Financial expenses		
Foreign exchange loss	**(34,128)**	(56,116)
Interest and related charges	**(25,448)**	(27,284)
Total financial expense	**(59,576)**	(83,400)
Financial expenses, net	**(13,874)**	(23,598)

30. COMMITMENTS AND CONTINGENCIES

Bank letters of guarantee

As of June 30, 2004, the outstanding bank letters of guarantee provided by banks to the Group and given to the customs authorities and governmental institutions amounted to TL 40,764 (December 31, 2003 – TL 48,961).

Litigations

As of June 30, 2004, the total amount of outstanding legal claims brought against the Group is TL 1,874 (December 31, 2003 – TL 1,772). Furthermore, there are 3 (December 31, 2003-6) legal suits being held against the Group for product replacement. The Group has reflected a reserve amounting TL 303 (December 31, 2003 – TL 266) in the consolidated financial statements for such legal suits against the Group.

31. FOREIGN CURRENCY ASSETS AND LIABILITIES

ASSETS

		June 30, 2004		December 31, 2003	
Foreign Currency		Foreign Currency (Thousand)	Turkish lira Equivalent	Foreign Currency (Thousand)	Turkish lira Equivalent
Cash and cash equivalents					
	EUR	68,391	123,548	43,452	81,969
	USD	8,403	12,486	534	805
Trade receivables					
	EUR	145,523	262,940	109,055	205,724
	USD	3,288	4,885	3,968	5,988
Consumer financing loans					
	USD	1	2	6	9
	EUR	-	-	2	3
Other current assets					
	EUR	308	557	71	134
	USD	37	55		
	JPY	47,460	649	47,460	668
Total Assets			405,122		295,300

LIABILITIES

		June 30, 2004		December 31, 2003	
Foreign Currency		Foreign Currency (Thousand)	Turkish lira Equivalent	Foreign Currency (Thousand)	Turkish lira Equivalent
Bank borrowings					
	EUR	147,601	266,696	184,040	357,084
	USD	69	103	25,375	47,240
Trade payables					
	EUR	242,944	439,058	158,350	307,240
	USD	-	-	23	43
	GBP	-	-	9	27
Accruals and other current liabilities					
	EUR	9,729	17,579	10,896	21,142
	USD	-	-	305	567
Total Liabilities			[illegible]		[illegible]